FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

02046605

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Northern Rock plc
(Translation of Registrant's name into English)

Northern Rock House
Gosforth
Newcastle upon Tyne
England
NE3 4PL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F

Form 20-F ...√... Form 40-F .....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No ...√...

st:gsf

INDEX

Document No.	Document
1.	Northern Rock plc - Disclosure of major Interests in Shares

st:gsf

NORTHERN ROCK PLC

DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 5 June 2002, that as at 28 May 2002 Barclays PLC through the legal entities advised to the Company has a notifiable interest in 13,277,385 ordinary 25p shares of the Company representing 3.15% of the issued share capital of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

Northern Rock plc
(Registrant)

Date: 5 June 2002

By: ______________________________

Name: C Jobe
Title: Company Secretary

st:gsf